SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G/A
                               (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 4)




                    INDEPENDENCE COMMUNITY BANK CORP.
_____________________________________________________________________________
                             (Name of Issuer)



                 COMMON STOCK, $0.01 PAR VALUE PER SHARE
_____________________________________________________________________________
                      (Title of Class of Securities)



                               453414  10 4
_____________________________________________________________________________
                              (CUSIP Number)



                             December 31, 2002
_____________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x] Rule 13d-1(b)


                             Page 1 of 6 Pages


CUSIP NO. 453414  10 4                                      Page 2 of 6 Pages
_____________________                                       _________________

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Independence Community Bank Employee Stock Ownership Plan Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                  (b) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     4,224,653
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6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     1,200,127
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7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     4,224,653
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8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     1,200,127
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,424,780
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.64%
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12.  TYPE OF REPORTING PERSON

     EP

CUSIP NO. 453414  10 4                                      Page 3 of 6 Pages
______________________                                      _________________


ITEM 1(a) NAME OF ISSUER:

          Independence Community Bank Corp.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          195 Montague Street
          Brooklyn, New York  11201

ITEM 2(a) NAME OF PERSON FILING:

          Independence Community Bank Employee Stock Ownership Plan Trust

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Independence Community Bank Corp.
          195 Montague Street
          Brooklyn, New York  11201

ITEM 2(c) CITIZENSHIP:

          New York

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.01 per share

ITEM 2(e) CUSIP NUMBER:

          453414  10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

          (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

          5,424,780

CUSIP NO. 453414  10 4                                      Page 4 of 6 Pages
______________________                                      _________________

          (b) Percent of class:
              9.64% (based upon 56,248,898 shares issued and outstanding at December 31, 2002)

          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote: 4,224,653
              (ii)  Shared power to vote or to direct the vote: 1,200,127
              (iii) Sole power to dispose or to direct the disposition of:
                    4,224,653
              (iv)  Shared power to dispose or to direct the disposition of:
                    1,200,127

          The Independence Community Bank Corp. Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to the Independence Community Bank Corp. Employee Stock Ownership Plan ("ESOP").
          Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustee in the same proportion for and against proposals presented to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject to the exercise of its fiduciary duties. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          RSGroup Trust Company is the trustee ("Trustee") of the Trust which holds 5,424,780 shares of Common Stock, of which 1,200,127 shares have been allocated to the accounts of participating employees as of December 31, 2002 and 4,224,653 shares of which have not yet been allocated to the accounts of participating employees and which will be voted by the Trustee pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. The ESOP does not own more than 5% on behalf of another person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

CUSIP NO. 453414  10 4                                      Page 5 of 6 Pages
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ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATIONS.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 453414  10 4                                      Page 6 of 6 Pages
______________________                                      _________________


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Independence Community Bank Employee Stock
                                    Ownership Plan Trust


Date: February 11, 2003             By:    /s/ Stephen P. Pollak
                                          -------------------------------
                                    Name:  Stephen P. Pollak
                                    Title: Executive Vice President
                                           of RSGroup Trust Company, Trustee
                                           for Independence Community Bank
                                           Employee Stock Ownership Plan Trust